UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ______________

Commission file number 000-23192

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below.

CELADON GROUP, INC. 401(K) EMPLOYEE SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Celadon Group, Inc.
9503 E. 33rd Street
Indianapolis, IN 46235-4207

CELADON GROUP, INC. 401(K)
EMPLOYEE SAVINGS PLAN

Table of Contents

The Celadon Group, Inc. 401(k) Employee Savings Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Accordingly, in lieu of the requirements of Items 1 - 3 of Form 11-K, the Plan is filing financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA. The following financial statements and supplemental schedules are filed as part of this annual report:

Page

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003	2

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2004 and 2003	3

Notes to Financial Statements	4

Form 5500, Schedule H - Schedule of Assets Held for Investment Purposes (December 31, 2004)	10

Exhibits

Exhibit 23 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statement of net assets available for benefits of CELADON GROUP, INC. 401(K) EMPLOYEE SAVINGS PLAN (Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held at end of year as of December 31, 2004 and 2003, is presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Somerset CPAs, P.C.

Indianapolis, Indiana
August 17, 2005

CELADON GROUP, INC.
401(K) EMPLOYEE SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

	2004	2003
Assets
Cash	$28,001	$787
Investments At Fair Value	11,504,546	9,426,090
Contribution Receivable - Employee	222,446	168,017
Contribution Receivable - Employer	104,803	93,461
Other Assets - Accrued Income	11,406	10,388

Total Assets	11,871,202	9,698,743

Liabilities
Excess Match	—	23,594

Net assets available for benefits	$11,871,202	$9,675,149

See accompanying notes to financial statements.

CELADON GROUP, INC. 401(K) EMPLOYEE SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
December 31, 2004 and 2003

	2004	2003
Additions:
Investment Income
Interest and dividends	$292,034	$164,054
Realized gain on sale of assets	385,341	585,629
Net appreciation on investments	417,378	653,869
Total investment income	1,094,753	1,403,552

Contributions
Participant	2,344,532	2,082,117
Employer	427,224	328,218
Rollovers	262,524	269,772
Forfeitures	(74,977)	(69,279)
Total contributions	2,959,303	2,610,828

Total Additions	4,054,056	4,014,380

Deductions:
Participants' benefits	1,837,978	1,871,644
Administrative fees	20,025	16,616

Total Deductions	1,858,003	1,888,260

Net increase	2,196,053	2,126,120

Net assets available at beginning of year	9,675,149	7,549,029

Net assets available at end of year	$11,871,202	$9,675,149

See accompanying notes to financial statements.

CELADON GROUP, INC.
401(K) EMPLOYEE SAVINGS PLAN
Notes to Financial Statements

Note 1 - Description of Plan

The following description of the Celadon Group, Inc. 401(k) Employee Savings Plan (the “Plan”) provides only general information. Readers should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

Effective July 1, 1990, Celadon Group, Inc. (the “Company”) adopted the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company has appointed Merrill Lynch Trust Company as trustee to the Plan.

Participation

The Plan is a defined contribution plan covering substantially all employees. Effective November 1, 2003, an eligible employee must have attained age 18 and completed three months of service. The participants can enter the Plan on January 1, April 1, July 1, and October 1.

Contributions

The Plan permits participants to contribute up to 50% of the participant’s annual compensation to the Plan. However, the annual contribution per employee cannot exceed $13,000 and $12,000 for 2004 and 2003, respectively. Effective January 1, 2003, all employees who maximize their elective deferrals under the Plan and who have attained the age of 50 before the close of the Plan year are eligible to make catch-up contributions of an additional $3,000 for 2004 and $2,000 for 2003. The total maximum amount of contributions for each plan year is the lesser of $41,000 for 2004 and $40,000 for 2003 or 100% of the participant’s total compensation. In 2004 and 2003, the employee contributions were $2,344,532 and $2,082,117, respectively.

Any participant who made an elective deferral contribution would be eligible to receive an employer matching contribution. The Company match can be an amount up to 50% of the first 5% of participant’s compensation contributed as an elective deferral. For 2004 and 2003, the Company match was $427,224 and $328,218, respectively.

An employer profit sharing contribution may be made at the discretion of the Company for eligible employees. In order for participants to be eligible for the profit sharing contribution, they must be credited with at least 1,000 hours of service and be employed on the last day of the Plan year. For 2004 and 2003, the Company elected not to make a profit sharing contribution.

Investment Elections

Each participant may direct that salary reduction contributions be invested in one or more of the 26 investment options. Participants are also allowed to invest into a self-directed program. Allocations must be in increments of 5% of each contribution. A participant may change such allocation at any time directly with the Plan’s third-party administrator and may transfer all or a portion of the value of his or her account, in increments of 5%, among the 26 funds daily. On each valuation date, the investment earnings will be determined for each fund. A participant’s share of these investment earnings for a month are determined based upon the participant’s percentage of the total fund balance as of the previous monthly valuation date.

CELADON GROUP, INC.
401(K) EMPLOYEE SAVINGS PLAN
Notes to Financial Statements

Note 1 - Description of Plan (Continued)

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service.

The vested percentage of the employer’s contribution, both the match and profit sharing that will be vested and payable to the participant upon termination will be based on a five year vesting schedule.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of (a) the Company’s contributions, (b) Plan earnings, and (c) an allocation of investment expenses. Allocations of Company contributions are based on eligible participant compensation, as defined in the Plan. Allocation of Plan earnings is based on participant account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeitures

Forfeitures attributable to Company matching contribution accounts are used to reduce the employer contribution. Forfeitures were $74,977 and $69,279 for 2004 and 2003, respectively.

Note 2 - Summary of Significant Accounting Policies

Method of Accounting

The Plan's policy is to prepare its financial statements on the accrual method of accounting.

Valuation of Investments and Income Recognition

If available, quoted market prices are used to value investments. Those investments that have no quoted market price are stated at fair value as estimated by the management of the Plan.

Purchase and sales of securities are recorded on the trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Payment of Benefits

A participant’s benefits under the Plan are payable to participants, their beneficiaries or their estates upon the termination of employment, normal retirement, early retirement (the attainment of age 55 and the completion of 5 years of employment), disability, death or hardship. Benefits are payable in the form of lump-sum distributions and/or annuities.

CELADON GROUP, INC.
401(K) EMPLOYEE SAVINGS PLAN
Notes to Financial Statements

Note 2 - Summary of Significant Accounting Policies (Continued)

In-Service Distributions

In-service distributions may be made from any of the participant’s vested accounts at any time upon or after the participant attains the age of 59½ years or due to financial hardship.

Hardship Withdrawals

A participant may withdraw part or all of the balance in their compensation deferral account prior to termination of employment if the participant is in immediate and heavy financial need arising from specific circumstances designated in the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets available for benefits. Actual results could differ from those estimates.

Administration

At December 31, 2004 and 2003, the Plan was administered by Celadon Group, Inc. The Plan has a trust agreement with Merrill Lynch Trust Company whereby the trustee receives contributions, invests Plan assets and distributes amounts for benefit payments as directed by the Company.

As record keeper and asset custodian of the Plan, Merrill Lynch Trust Company maintains certain accounting and other records of the Plan’s transactions and assets. Therefore, the Plan and Plan committee rely on Merrill Lynch Trust to provide the appropriate information for purposes of preparation of the financial statements for the Plan. Although certain procedures are designed to obtain reasonable assurance about whether the information provided by Merrill Lynch is complete and free of material misstatement, the Plan and the Company’s ability to verify the information is somewhat limited. For purposes of disclosures made in these financial statements, the Plan and the Company have no reason to believe that the information provided by Merrill Lynch Trust does not fairly represent, in all material respects, the financial condition and results and operations of the Plan.

Administrative Expenses

Administrative expenses and investment management expenses are partially paid by the Plan.

CELADON GROUP, INC.
401(K) EMPLOYEE SAVINGS PLAN
Notes to Financial Statements

Note 3 - Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for the investment management services amounted to $20,025 and $16,616 for the years ended December 31, 2004 and 2003, respectively.

Note 4 - Party-in-Interest

Participants in the Plan may invest their contributions/account balances in a Celadon Group, Inc. Stock Fund, which primarily holds shares of Celadon common stock. At December 31, 2004, this fund held 29,778 Celadon shares with a historical cost of $394,039 and a market value of $662,567. At December 31, 2003, this fund held 26,289 Celadon shares with a historical cost of $289,034 and a market value of $375,667.

Participants may also invest their contributions/account balances in Merrill Lynch sponsored funds. At December 31, 2004, the Plan held various Merrill Lynch funds and a Merrill Lynch Common/Collective Trust with a combined historical cost of $3,350,617 and a combined market value of $3,350,617. At December 31, 2003, the Plan held various Merrill Lynch funds and a Merrill Lynch Common/Collective Trust with a combined historical cost of $3,139,362 and a combined market value of $3,139,366.

Note 5 - Investments Representing 5% or More of Net Assets

Investments that represent 5% or more of the Plan’s net assets are separately identified below.

December 31, 2004

ML Retirement Preservation Trust	$3,350,617
Fidelity Advance Growth & Income Class T	$ 911,860
Celadon Group, Inc. Common Stock	$ 662,567

December 31, 2003

ML Retirement Preservation Trust	$3,139,366
Fidelity Advance Growth & Income Class T	$ 926,687
ML Bond Fund Intermediate Term Class A GM	$ 695,936

Note 6 - Excess Contributions

Excess contributions represent matching contributions that exceed the maximum allowable to be contributed to the Plan in accordance with statutory limitations and discrimination rules. These contributions were refunded after the Plan year-end. The excess contributions for the Plan years ended December 31, 2004 and 2003 were $0 and $23,594, respectively.

CELADON GROUP, INC.
401(K) EMPLOYEE SAVINGS PLAN
Notes to Financial Statements

Note 7 - Plan Termination

The employer reserves the right to terminate the Plan, in whole or in part, at any time. Whole or partial termination of the Plan shall result in immediate 100% vesting of the entire amount credited to each participant. Upon termination of the Plan, the trustees shall retain sufficient assets to complete all payments due to former participants, beneficiaries and estates.

Note 8 - Tax Status

The Plan’s assets are qualified pursuant to the appropriate section of the Internal Revenue Code (IRC), and accordingly, the Plan’s net investment income is exempt from income taxes. Subsequent to the issuance of the determination letter the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualifications. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore believes that the Plan, as amended, is qualified and the related trust is tax exempt. Please see Note 12, for disclosure concerning effect of fidelity bond status.

Note 9 - Reconciliation of Financial Statements to Schedule H of Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2004, to Schedule H of Form 5500:

Net assets available for benefits per the financial statements	$11,871,202

Amounts allocated to withdrawing participants	(29,719)

Net Assets available for benefits per Schedule H to the Form 5500	$11,841,483

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2004, to Schedule H of Form 5500:

Benefits paid to participants per the financial statements	$1,837,978

Add: Amounts allocated to withdrawing participants at December 31, 2004	29,719

Less: Amounts allocated to withdrawing participants at December 31, 2003	0

Benefits paid to participants per Schedule H of Form 5500	$1,867,697

Amounts allocated to withdrawing participants are recorded on the Schedule H of Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2004, but not yet paid as of that date.

CELADON GROUP, INC.
401(K) EMPLOYEE SAVINGS PLAN
Notes to Financial Statements

Note 10 - Plan Amendments

Effective January 1, 2003, the Plan was restated and amended to comply with Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA) and GUST Amendments. As a result of the amendment, the Plan will continue with the Internal Revenue Service as qualified and exempt from federal income taxes.

Note 11 - Correction of an Error

The following correction of an error occurred in the December 31, 2003 financial statements. The 2003 federal form 5500, schedule H was subsequently amended to reflect this change.

Net Assets Available for Benefits, Beginning of Year

As previously reported	$9,581,688

Adjustment for understatement of employer contribution receivable	93,461

Balance at December 31, 2003, as restated	$9,675,149

Net increase in plan assets, as restated	$2,126,120

Note 12 - Fidelity Bond

ERISA requires that fiduciaries of an employee benefit plan and persons who handle funds or other property of a plan must be bonded. The amount of the required fidelity bond for the Plan was $500,000 for both the years ended December 31, 2004 and 2003. The Company has a bond that insures the fiduciaries and not the plan. Consequently, this could have an effect on the tax status of the plan.

CELADON GROUP, INC. 401(K) EMPLOYEE SAVINGS PLAN Plan Number 001, EIN 13-3361050 Form 5500, Schedule H Schedule of Assets Held for Investment Purposes December 31, 2004
(a)	(b)	(c)	(e)
Identity of Issue		Description of Investment	Current Value

COMMON STOCK
*	CELADON GROUP INC	29,778 Shares	$ 662,567
COMMON/COLLECTIVE TRUSTS
*	ML RET PRESERVATION TRUST	3,074,685 Shares	3,074,685
*	ML RET PRES TRUST - GM	275,932 Shares	275,932
MUTUAL FUNDS
	FEDERATED KAUFMAN FD CL A	81,923 Shares	439,110
	FEDERATED KAUFMAN FD CL A - GM	22,157 Shares	118,762
	AMERICAN EUROPACIFIC GR FD R3	13,351 Shares	470,757
	AMERICAN EUROPACIFIC GR FD R3 GM	13,098 Shares	461,848
*	ML FUNDAMENTAL GROWTH FUND A	21,116 Shares	365,522
*	ML VALUE OPPORTUNITIES CL A	9,535 Shares	258,222
*	ML VALUE OPPORTUNITIES CL A GM	4,291 Shares	116,188
*	ML BOND FUND - INTMDTE POR A	26,293 Shares	314,995
*	ML BD FD - INTERMEDIATE CL A GM	34,689 Shares	415,578
	AIM BASIC VALUE FD CL A	15,480 Shares	501,846
	FIDELITY ADV GROWTH & INC CL T	54,931 Shares	911,860
	FIDELITY ADV GRW & INC T GM	1 Share	10
*	ML S & P 500 INDEX FUND CL I	25,009 Shares	371,137
	LORD ABBETT AFFILITD CL GM	35,624 Shares	525,804
	LORD ABBETT MID CAP VALUE CL P	3,302 Shares	73,376
	LORD ABBETT MID CAP VAL P GM	7,598 Shares	168,818
	OPPEN QUEST BAL FD CL A	23,184 Shares	418,230
*	ML U.S. GOV MORTGAGE FD CL A	1,466 Shares	15,056
*	ML U.S. GOV MORTGAGE CL A GM	39,145 Shares	402,021
	DELAWARE GROUP TREND FD	768 Shares	16,260
	DELAWARE GROUP TREND FD GM	3,568 Shares	75,572
	MASS INVEST GROWTH STK FD CL A	40,075 Shares	495,332
	MASS INV GRTH STK FD CL A GM	32,001 Shares	395,530
SELF DIRECTED PARTICIPANT INVESTMENTS
	SELF-DIRECT RCMA ACCT	159,528 Shares	159,528

			$11,504,546
* Indicates party-in-interest to plan

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CELADON GROUP, INC. 401(K)
EMPLOYEE SAVINGS PLAN

CELADON GROUP, INC.

	By:	/s/ Paul A. Will
Dated: August 25, 2005		Paul A. Will, Administrator